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SEC Mail Processing Section

MAR 01 2017

Washington DC 406

SEC FILE NUMBER 8-52203

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Joseph Grace holding, Inc

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

44 WALL STREET, 12TH FLOOR

(No. and Street)

(City) (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

EDWARD TUCKER (212) 461-2282

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EDWARD RICHARDSON JR., CPA

(Name – *if individual, state last, first, middle name*)

(Address)	(City)	(State)	(Zip Code)
15565 NORTHLAND DR., SUITE 508 WEST	SOUTHFIELD	MI	48075

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, EDWARD TUCKER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JOSEPH GRACE HOLDINGS, INC, as of DECMBER 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

JESSE BLAKE BROWN
Notary Public, State of New York
No. 02BR6276297
Qualified in New York County
Commission Expires February 11, 2021

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)*

EDWARD RICHARDSON, JR., C.P.A.

CERTIFIED PUBLIC ACCOUNTANT
15565 Northland Drive, Suite 508 West
Southfield, Michigan 48075

MEMBER:
MICHIGAN ASSOCIATION OF CPAs (248) 559-4514
AMERICAN INSTITUTE OF CPAs Fax: (248) 559-0015

Independent Auditor's Report

Board of Directors
Joseph Grace Holdings, Inc.
44 Wall Street 12th Floor
New York, NY 10005

Report on the Financial Statements

I have audited the accompanying statement of financial condition of Joseph Grace Holdings, Inc. as of December 31, 2016 and the related statements of income, changes in stockholder's equity, changes in liabilities to claims of general creditors, and cash flows for the year ended. These financial statements are the responsibility of Joseph Grace Holdings, Inc. management. My responsibility is to express an opinion on these financial statements based on my audit.

Auditor's Responsibility

I conducted this audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Joseph Grace Holdings, Inc. as of December 31, 2016, and results of its operations and its cash flows to the year then ended in conformity with accounting principles generally accepted in the United States.

Other Matters

The Supplemental Information has been subjected to audit procedures performed with audit of Joseph Grace Holdings, Inc. financial statements. Supplemental Information is the responsibility of Joseph Grace Holdings, Inc.'s management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying

accounting and other records as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information . In forming my opinion on the Supplemental Information, I evaluated whether the Net Capital Computation, including its form and content is presented in conformity 17 C.F.R. # 240 17a-5. In my opinion, the Net Capital Computation is fairly stated, in all material respects, in relation to the financial statements as a whole.

Edward Richardson Jr. CPA

Edward Richardson Jr., CPA
Southfield, MI. 48075
February 10, 2017

JOSEPH GRACE HOLDINGS, INC.
STATEMENT OF FINANCIAL CONDITION
FOR THE YEAR ENDED DECEMBER 31, 2016

ASSETS

Cash and Cash Equivalents	$	520
Due from brokers		357,747
Securities owned, at fair value		1,190
Referral fee receivable		725,928
Receivables from shareholders		2,011,687
Other assets		7,400
TOTAL ASSETS	$	3,104,472

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	865,218
Shareholder's equity:		
Common stock, no par value, 1,500 shares authorized		
1,500 shared issued and outstanding		-
Additional paid-in capital		561,915
Retained earnings		1,677,339
TOTAL SHAREHOLDERS' EQUITY		2,239,254
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	3,104,472

The accompanying notes are an integral part of these financial statements.

JOSEPH GRACE HOLDINGS. INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2016

REVENUES:		
Agent Solicitation fees		3,056,496
Consulting income		42,000
Net gains from trading securities		1,182,830
Commission income		95,930
Interest, dividends and other income		1,370
TOTAL REVENUES		4,378,626
EXPENSES:		
Professional fees		2,901,479
Employee compensation and benefits		208,104
Rent		50,403
Office and other expenses		62,529
Information services and communications		26,779
Travel, meal and entertainment		25,873
Clearance and execution charges		1,017,617
Regulatory fees		2,654
TOTAL EXPENSES		4,295,438
Income before provision of incomes taxes		83,188
Provision for income taxes		-
NET INCOME	$	83,188

The accompanying notes are an integral part of these financial statements.

JOSEPH GRACE HOLDINGS, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2016

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balances at January 1, 2016	$ -	$ 561,915	$ 1,594,151	$ 2,156,066
Net Income	-	-	83,188	83,188
Balances at December 31, 2016	$ -	$ 561,915	$ 1,677,339	$ 2,239,254

The accompanying notes are an integral part of these financial statements.

JOSEPH GRACE HOLDINGS, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2016

Cash Flows from Operating Activities:		
Net Income		$ 83,188
Adjustment to reconcile net income to net cash used in operating activities		
(Increase) decrease in operating assets:		
Due from brokers	$ 26,795	
Securities owned, at fair value	(220)	
Referral fees receivables	(231,026)	
Receivables from shareholders	(140,873)	
Other assets	(400)	
Increase (decrease) in operating liabiliites:		
Accounts payable and accrued expenses	263,030	
Net adjustment		(82,694)
Net Cash from Operating Activities		494
NET CHANGE IN CASH		494
Cash at December 31, 2015		26
Cash at December 31, 2016		$ 520

The accompanying notes are an integral part of these financial statements.

JOSEPH GRACE HOLDINGS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

Joseph Grace Holdings, Inc., (the "Company") is a registered broker-dealer with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority, Inc. (the "FINRA"). The Company primarily trades for its own account, provides institutional and retail execution services and financial and operational consulting to other registered broker-dealers.

Description of Business

The Company, located in New York, NY, is a broker and dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of FINRA. The Company operates under SEC Rule 15c3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers are held by a clearing broker-dealer.

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable – Recognition of Bad Debt

The Corporation considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue Recognition

Commission revenues are recorded by the Company when the services rendered.

Subsequent Event

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through February 10, 2017, which is the date the financial statement were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

See Independent Auditors' Report

Income taxes

The Company has elected under Subchapter S of the Internal Revenue Code, to not be considered a taxable entity for federal income tax purposes. The state under which the Company is incorporated has similar provisions. Each shareholder is liable for the taxes on their share of the Company's profit or loss. However, the Company is subject to the New York State franchise taxes and New York City General Corporation tax. A provision for these taxes is reflected in the financial statement. The Company has determined that there are no uncertain tax positions which require adjustments or disclosure on the financial statements.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at amount that approximate fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Comprehensive Income

Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, establishes requirements for disclosure of Comprehensive Income that includes certain items previously not included in the statement of income, including unrealized gains and losses on available-for-sales securities and foreign currency translation adjustment among others. During the year ended December 31, 2016, the Company did not have any components of Comprehensive Income to report.

Concentrations

The Company has revenue concentrations; the company specializes in sales of securities.

NOTE B – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. There were no material inadequacies in the amount reported as Net Capital in the audited Computation of Net Capital and the broker-dealer's corresponding Part IIA of the FOCUS report required under Rule 15c3-1.

NOTE C – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exceptive provisions of SEC Rule 15c-3-3(k)(2)(ii) by promptly transmitting all customer funds or securities to the clearing broker who carries the customer accounts.

NOTE D – OTHER COMMITMENTS AND CONTINGENCIES

The Company has a cancelable operating lease on its New York Office space. As part of the lease, the Company pays for its share of telephone usage and other sundry services, as invoices by the building owner. The Company is on a yearly commitment and until either party notifies the other party of its intent to terminate the agreement, minimum future lease payments of this lease is approximately $53,203 for the year ending after December 31, 2016.

NOTE E – RENT

The amount of rent for the year December 31, 2016 was $50,403.00.

NOTE F – RELATED PARTY TRANSACTIONS

The Firm carries a Receivable From Partners. The Partners are Silvia Basilotta and Edward Tucker, whom are owners of the Firm. The nature of this transaction represents monies received by the owners as a distribution of revenue. There is no particular purpose to the Firm of the transaction, rather an accounting of cash flows to the partners. If removed, there would be no impact of this transaction to the financial statements. The removal would be accounted as a reduction to assets and a reduction to capital. In the past the Firm has adjusted these balances by such an entry and plans to do so in the future. The resulting effect, by it's nature, is incorporated into the financial statements. The removal of this transaction would have no effect or entry to the income statement.

SUPPLEMENTARY INFORMATION

JOSEPH GRACE HOLDINGS, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2016

Credits:		
Shareholder's equity	$	2,239,254
Debits:		
Non-allowable assets		2,062,502
Net Capital before Haircuts		176,752
Haircuts on securities		(178)
Net Capital		176,574
Minimum Net Capital		100,000
Excess Net Capital	$	76,574
Computation of aggregate indebtedness:		
Accounts payable and accrued expenses	$	865,218
Ratio of aggregate indebtedness to net capital		490.00%

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited FormX-17A-5 Part IIA filing

See Independent Auditors' Report

JOSEPH GRACE HOLDINGS, INC.
SUPPLEMENTAL SCHEDULE REQUIRED BY RULE 17A-5
AS OF DECEMBER 31, 2016

EXEMPTIVE PROVISIONS RULE 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii) in that the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received, does not otherwise hold funds or securities for or owe money or securities to customers and effectuates all financial transactions on behalf of customers on a fully disclosed basis.

See Independent Auditors' Report

REPORT ON BROKER DEALER EXEMPTION

For the year ended December 31, 2016

Edward Richardson, Jr., CPA
15565 Northland Suite 508 West
Southfield, MI. 48075

February 10, 2017

Board of Directors
Joseph Grace Holdings, Inc.
44 Wall Street
12th Floor
New York, NY 10005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

I have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which (1) Joseph Grace Holdings, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Joseph Grace Holdings, Inc., claimed an exemption from 17 C.F.R. § 15c3-3(k)(2)(ii), and (2) Joseph Grace Holdings, Inc., stated that Joseph Grace Holdings, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception Joseph Grace Holdings, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Joseph Grace Holdings, Inc.'s compliance with the exemption provisions. A review is substantially less in scope that an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I'm not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Edward Richardson Jr CPA

Edward Richardson, Jr., CPA

JOSEPH GRACE HOLDINGS INC.

February 10, 2017

Edward Richardson, Jr. CPA
15565 Northland Drive
Suite 508 West
Southfield, MI 48075

RE: Exemption Statement Rule 15c3-3 (k) (2) (ii) for FYE December 31, 2016

Dear Mr. Richardson Jr.

Please be advised that Joseph Grace Holdings, Inc. has complied with Exemption Rule 15c3-3 (k) (2) (ii), for the period of January 1, 2016 through December 31, 2016. Joseph Grace Holdings, Inc. did not hold customer securities or funds at any time during this period and does business on a limited basis (publicly registered non-trades REITS, and oil & gas partnerships). Joseph Grace Holdings, Inc.'s past business has been of similar nature and has complied to this exemption since its inception, November 1999

Edward Tucker, the president of Joseph Grace Holdings, Inc. has made available to Edward Richardson all records and information including all communications from regulatory agencies received through the date of this review December 31, 2016.

Edward Tucker has been responsible for compliance with the exemption provision throughout the fiscal year. Also, there were not any know events or other factors that might have affected Joseph Grace Holdings, Inc.'s compliance with this exemption.

If you would like additional information or have any questions, feel free to call me directly at (212) 461-2282.

Very truly yours,

Joseph Grace Holdings, Inc.
Edward Tucker
President

REPORT ON SIPC ASSESSMENT RECONCILIATION

FOR THE YEAR ENDED DECEMBER 31, 2016

Edward Richardson Jr., CPA
15565 Northland Drive
Suite 508 West
Southfield, MI 48075

Board of Directors
Joseph'Grace Holdings, Inc.
44 Wall Street 12th Floor
New York, NY 10005

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS

In accordance with Rule 17a-5©(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the period January 1, 2016 to December 31, 2016, which were agreed to by Joseph Grace Holdings, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and the SIPC, solely to assist you and other specified parties in evaluating Silicon Valley Securities, Inc. compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). Joseph Grace Holdings, Inc.'s management is responsible for Joseph Grace Holdings, Inc. compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed and our findings are as follows:

1. Compared the listed assessment payments represented on Form SIPC-7 with the respective cash disbursements record entries, including checks in the amount of $3,993.00.

2. Compared audited Total Revenue for the period of January 01, 2016 through the December 31, 2016 (fiscal year-end) with the amounts reported on Form SIPC-7 for the same period noting no reportable reconciliation differences.

3. Compared any adjustments reported Form SIPC-7 with supporting schedules and work papers, to the extent such exists, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7 noting no differences.

5. If applicable, compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed. According to our findings, Joseph Grace Holdings, Inc. had no reportable differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Edward Richardson Jr CPA

February 10, 2017